Zentek Signs Supply Agreement with EkoMed Global Inc.

to Manufacture ZenGUARD-enhanced PPE

Guelph, ON - April 12, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a Canadian intellectual property development and commercialization company, announces it has signed a definitive supply agreement with EkoMed Global Inc. ("EkoMed"), a globally integrated manufacturer and distributor of personal protective equipment ("PPE"), pursuant to which (i) Zentek will sell quantities of its proprietary ZenGUARD™ coating to EkoMed for use initially on EkoMed's surgical masks and potentially other PPE in the future, and (ii) Zentek will purchase surgical masks manufactured by EkoMed, to be treated with ZenGUARD™ coating and resold by Zentek.

"This agreement solidifies our relationship with an established and highly competitive player in the PPE space and a potential future innovation partner; both key elements of our global ZenGUARD™ sales strategy," said Greg Fenton, CEO of Zentek. "As we seek to gain access to new markets, reliable, high-capacity and high-quality production along with additional sales channels for our patent-pending ZenGUARD™ technology are crucial. We believe this agreement will establish a solid foundation for Zentek to expand access to ZenGUARD™ globally. As important, we look forward to working with the EkoMed team to explore incorporating ZenGUARD™ into other PPE products currently being manufacturing and commercialized by EkoMed."

EkoMed's focus is on designing and manufacturing a wide of range of single use PPE products for use in hospitals and other higher risk settings. It is headquartered and has manufacturing facilities in Turkey with the capacity to produce over 1.2 billion masks per year. It also has logistics and storage capacity in the U.S. and Canada to better serve its distribution partners and customers. With its highly efficient manufacturing process, five years in operation and with over 1000 employees, EkoMed is a well-established player in the PPE industry. It's success to date has produced business relationships with over 120 customers in countries around the world, and they continue to grow and add capacity.

"Our company's mission is to bring high-quality disposable products to hospitals, the healthcare market and other higher risk environment," said Annette Mitchell, Partner at EkoMed Global Inc.  "We believe Zentek's unique ZenGUARD™ technology will be a valuable tool to help reduce the spread of pathogens in hospitals and other healthcare settings. While our initial focus will be on incorporating ZenGUARD™ into surgical masks, N95s and KN-95s, we look forward to working with the Zentek team towards potentially incorporating it into our other PPE products as well."

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

About EkoMed

Headquartered in Istanbul, Turkey, EkoMed is a global integrated manufacturer of disposable healthcare products and service provider of medical technologies worldwide.

As EkoMed Health, it focuses on designing and manufacturing a wide of range of single use products that are especially used in hospitals and in surgical procedures.

All of the production processes are managed and monitored in accordance with ISO 9001, ISO 13795, ISO13485, CE, Health Canada and FDA standards and it has the full capacity to add more standards to make its manufacturing processes impeccable.

Its primary goal is to reliably provide quality products and continuous production within its high-capacity sterilization parks to end users and exceed customer expectations in the process.

EkoMed also has a manufacturing plant in İzmir, Turkey, warehouses and operational offices in USA and Canada.

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.